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March 17, 2025 VIA EDGAR	CATHERINE FAUVER Catherine.Fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 674 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comment you provided to me and Magdalene Lam of Dechert LLP during a telephonic discussion on March 7, 2025 with respect to your review of the Registrant’s responses (filed on March 5, 2025) to comments provided by you to Post-Effective Amendment No. 674 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of making certain changes to the strategy of the Goldman Sachs JUST U.S. Large Cap Equity ETF, an existing series of the Registrant (the “Fund”). We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.

Comment: The first sentence of the sections of the prospectus titled “Summary – Principal Investment Strategies” and “Investment Management Approach – Principal Investment Strategies – Goldman Sachs JUST U.S. Large Cap Equity ETF” states that, pursuant to the Fund’s 80% Policy, the Fund invests “at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index, in depositary receipts representing securities included in its underlying index and in underlying stocks in respect of depositary receipts included in its underlying index” (emphasis added). Please supplementally explain the circumstances in which the Fund anticipates that the JUST US Large Cap Diversified Index would reasonably include depositary receipts of a U.S. issuer.

Response: The Registrant notes that the language in the Fund’s 80% Policy is based on language from the exemptive relief on which the Fund relied prior to the adoption of Rule 6c-11 under the Investment Company Act of 1940, as amended. The Registrant acknowledges that the JUST US Large Cap Diversified Index is not expected to include depositary receipts and, as such, is willing to revise the disclosure to eliminate the references to depositary receipts. However, because the Fund is currently operational, the Registrant will need to seek approval from the Board of Trustees and provide 60 days’ notice of this change to shareholders. Accordingly, the Registrant plans to include the current disclosure in the Rule 485(b) filing relating to the Amendment but hereby undertakes to seek the necessary approvals to change the 80% Policy at the next regular meeting of the Board of Trustees. The Registrant will thereafter file a supplement to its registration statement and provide the necessary notice to shareholders.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617)-728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver
Catherine Fauver

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Magdalene Lam, Dechert LLP

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